K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 1, 2016

VIA EDGAR TRANSMISSION

Mr. John M. Ganley

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	LKCM Funds Registration Statement on Form N-14 (File No. 333-210288)

Dear Mr. Ganley:

The following are responses by and on behalf of the LKCM Funds (“Registrant”) to the comments received from you by telephone on April 18, 2016 regarding the Registration Statement on Form N-14 (“Registration Statement”) of the LKCM Aquinas Value Fund (“Acquiring Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on March 18, 2016. Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.

The Registrant, on behalf of the Acquiring Fund, acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, your comments have been reproduced in bold typeface immediately followed by the Trust’s responses. The Trust believes that the responses below fully address all of the Staff comments.

General Comments to Registration Statement

1.

The Registration Statement states in several places, including the letter to shareholders and the Questions and Answers section, that, if the proposed Reorganizations are approved by shareholders of the Acquired Funds, at the time the Reorganizations are completed, the name of the Acquiring Fund will change to the LKCM Aquinas Catholic Equity Fund (“Equity Fund”) and the Acquiring Fund’s investment strategies and operating expenses, including the expense limitation agreement, will change to those of the Equity Fund. The Staff notes that the Acquiring Fund will continue to operate under its current investment strategies until the Reorganizations are completed, and that the Acquiring Fund’s prospectus and

Securities and Exchange Commission

June 1, 2016

statement of additional information, which are incorporated by reference into the Registration Statement, disclose the Acquiring Fund’s current investment strategies. Please include additional disclosure in the Registration Statement to emphasize that the investment strategies of the Acquiring Fund will change following the Reorganizations.

In response to the Staff comment, the Registrant has revised the statement referenced above in each place that it appears in the Registration Statement as follows (except for certain non-substantive differences, including the use of defined terms or appropriate document references):

If the Plan is approved by shareholders of the Small Cap Fund and the Growth Fund, at the time the Reorganizations are completed, the Value Fund will change its name to the LKCM Aquinas Catholic Equity Fund (“Equity Fund”) and the Value Fund’s investment strategies and operating expenses, including its expense limitation agreement, will change to the investment strategies and operating expenses, including the expense limitation agreement described below, of the Equity Fund.

The Registrant also has added the following or similar statements throughout the Registration Statement to mitigate any potential confusion arising from shareholders referencing the prospectus and statement of additional information of the Acquiring Fund that are incorporated by reference into the Registration Statement:

The Equity Fund’s investment objective, strategies and restrictions are described in the Proxy Statement because approval of the Plan is, in effect, an approval of the reorganization of each Acquired Fund into the Equity Fund.

Finally, the Registrant notes that, as explained in its response to Comment 7 below, the Registrant has included in the Acquiring Fund’s annual update to its registration statement more detailed disclosure regarding the changes to the Acquiring Fund’s investment strategies that would be implemented if and when the Reorganizations occur.

2.	Please provide supplementally an analysis under the North American Securities Trust no action letter (“NAST Letter”)[1] relating to the determination that the Acquiring Fund will be the performance survivor of the Reorganizations.

In the NAST letter, the Staff stated that “[i]n determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.” These factors are the same criteria outlined in the AICPA Accounting and Audit Guide for Investment Companies (“AICPA Guide”) that are applied to determine the proper accounting survivor of a fund combination.2

[1]	SEC No-Action Letter (publicly available August 5, 1994).
[2]	Id.

Securities and Exchange Commission

June 1, 2016

For the reasons set forth below, the Registrant determined that the Acquiring Fund after the Reorganizations most closely resembles the Acquiring Fund before the Reorganizations and is required to continue the historical performance of the Acquiring Fund before the Reorganizations.

(1)	Investment Advisers. Luther King Capital Management Corporation (“LKCM”) currently serves as the investment adviser of the Acquiring Fund and the Acquired Funds, and will serve as the investment adviser of the Acquiring Fund after the Reorganizations. The portfolio management team of the Acquiring Fund after the Reorganizations most closely resembles the portfolio management team of the Acquiring Fund before the Reorganizations, as all three of the Acquiring Fund’s portfolio managers would continue to serve as portfolio managers on a four-person portfolio management team after the Reorganizations. There is no overlap between the current portfolio management team of the Small Cap Fund and the portfolio management team of the Acquiring Fund after the Reorganizations and only two members of the current portfolio management team of the Growth Fund would serve on the portfolio management team of the Acquiring Fund after the Reorganizations.

(2)

Investment Objectives, Policies and Restrictions. The Registrant believes that the investment strategy of the Acquiring Fund after the Reorganizations is a neutral factor in the Registrant’s analysis as to the appropriate performance survivor. In order to better reflect the intended investment strategy of the Acquiring Fund after the Reorganizations, the Registrant has revised the strategy as follows: “[t]he Fund primarily invests in companies that LKCM believes are likely to have above-average growth in revenues or earnings, above-average returns on shareholders’ equity, potential for above-average capital appreciation, and/or companies that LKCM believes have attractive relative valuations.” As reflected in the revised investment strategy, unlike the Small Cap Fund, the Growth Fund and the Acquiring Fund before the Reorganizations, the Acquiring Fund after the Reorganizations will pursue an all-capitalization, “core equity” investment approach which incorporates elements of both growth and value investment styles into the socially responsible investing framework provided by the United States Conference of Catholic Bishops’ Socially Responsible Investing Guidelines (“Guidelines”). Because the investment strategy is neither a “growth” or “value” strategy, the Registrant believes that the Acquiring Fund’s investment strategy after the Reorganizations broadly aligns with the investment strategies of the Acquiring Fund before the Reorganizations and the Acquired Funds. Additionally, the Registrant notes that the other central elements of each Fund’s investment strategy are the

Securities and Exchange Commission

June 1, 2016

same. For example, each Fund practices socially responsible investing within the framework provided by the Guidelines, may invest in the same types of equity securities (e.g., common stock, preferred stock and convertibles), and seeks to invest in the equity securities of high quality companies that typically exhibit a defined set of characteristics.

(3)	Expense Structures and Expense Ratios. The Acquiring Fund’s net and gross operating expense ratios (1.50% and 1.55%, respectively), most closely resemble the net and gross operating expense ratios of the Acquiring Fund after the Reorganizations (1.00% and 1.33%, respectively).

(4)	Asset Size. As of March 31, 2016, the Acquiring Fund ($37.7 million) was larger than Small Cap Fund ($6.1 million) and the Growth Fund ($26.0 million). After the reorganizations, the Acquiring Fund’s assets would comprise 54.0% of the combined Funds after the Reorganizations, as compared to the Growth Fund’s assets, which would comprise 37.3% and the Small Cap Fund assets, which would comprise 8.7% of the combined Funds after the Reorganizations, respectively.

(5)	Portfolio Composition. Following a review of the portfolio composition of each of the Acquiring Fund and the Acquired Funds, management determined that the portfolio composition of the Acquiring Fund after the Reorganizations is expected to resemble that of the Acquiring Fund more closely than that of either of the Acquired Funds.

(6)	Accounting Survivor. The Staff stated in the NAST Letter that “generally the survivor of business combination for accounting purposes i.e the fund whose financial statements are carried forward will be the fund whose historical performance may be used by new or surviving fund.”[3] Based on its review, the Registrant and its independent registered public accounting firm have determined that the Acquiring Fund will be the accounting survivor in the Reorganizations.

(7)	Legal Survivor. The Acquiring Fund will be the legal survivor in the Reorganizations and will carry on operations under its Securities Act of 1933 (“1933 Act”) and Investment Company Act of 1940 (“1940 Act”) registrations. Hence, under the AICPA Guide, the Acquiring Fund is presumptively the accounting survivor absent some compelling reason to the contrary.

The Registrant determined that these factors support the conclusion that the Acquiring Fund after the Reorganizations is required to continue the historical performance of the Acquiring Fund before the Reorganizations because: (a) the portfolio management team, portfolio composition, and net and gross operating expense ratios of the Acquiring Fund most closely resemble the Acquiring Fund after the Reorganizations; (b) the Acquiring Fund has significantly more assets than either of the Acquired Funds; and (c) the Acquiring Fund is the accounting survivor and legal survivor in the Reorganizations.

[3]	Id.

Securities and Exchange Commission

June 1, 2016

Letter to Shareholders of the Acquired Funds

3.	The first two sentences of the second paragraph of the letter to shareholders states that shareholders of the Acquired Funds will benefit from significantly lower overall net expense ratios than currently in effect and discloses the net expense ratios of each of the Acquired Funds and the Equity Fund. The Staff notes that the expense limitation agreement for the Equity Fund is temporary as LKCM, in its discretion, may choose not to extend that arrangement. Accordingly, the Staff suggests that the Registrant begin this paragraph and similar disclosure throughout the Registration Statement with a discussion of the differences in the Funds’ gross expense ratios and also disclose the date that the Equity Fund’s expense limitation agreement will terminate.

The Registrant has added the termination date of the expense limitation agreement to the discussion of the Equity Fund’s net expense ratio in the letter to shareholders and in related disclosure throughout the Registration Statement. As stated in the Proxy Statement, “LKCM presently intends to recommend to the Board the continuation of such expense cap arrangement for the foreseeable future, although this existing practice could be changed in the future.” Currently, LKCM does not intend to discontinue the Equity Fund’s expense limitation agreement after December 31, 2017. Therefore, the Registrant believes that the Equity Fund’s net operating expenses more accurately reflect the Fund’s operating expenses for the foreseeable future. Furthermore, the Registrant believes that the addition of the termination date of the Equity Fund’s expense limitation agreement should dispel any concern that shareholders may be confused about the duration of LKCM’s commitment to maintain the Equity Fund’s net operating expenses at current levels.

Question and Answers (“Q&A”)

4.	In the Q&A section of the Registration Statement the Trust addresses the income tax consequences of the Reorganizations under the question: “[w]ill the Reorganizations result in any federal income tax liability for either Acquired Fund or its shareholders?” If, in connection with the Reorganizations, the Acquiring Fund expects to sell portfolio holdings that would result in material capital gains distributions to shareholders of the Acquired Funds, please disclose this in the answer.

The Trust confirms that sales of Acquiring Fund assets in connection with the Reorganizations are not expected to result in material capital gains distributions to shareholders of the Acquired Funds.

Combined Proxy Statement and Prospectus

5.	Under “Comparison of Principal Investment Objectives, Strategies and Restrictions of the Funds” on page 5 of the Proxy Statement, highlight the difference in the market capitalization of the companies in which the Small Cap Fund and the Equity Fund invest.

Securities and Exchange Commission

June 1, 2016

The Trust has added the following disclosure to the discussion of the Equity Fund’s principal investment strategies in the table comparing the principal investment strategies of the Equity Fund and the Small Cap Fund:

“(unlike the Small Cap Fund which limits its investments to companies whose market capitalizations, at the time of investment, are between $600 million and $4.5 billion)”

6.	Under “Annual Fund Operating Expenses” on pages 9 and 17 of the Proxy Statement, confirm that the pro forma operating expenses reflected in the fee tables are derived from current expense data.

The Trust confirms that the pro forma operating expenses reflected in the tables are derived from current expense data. The pro forma operating expenses are calculated based on expense information reported in the financial statements in the Acquiring Fund’s annual report for the fiscal year ended December 31, 2015.

Post-Effective Amendment to the Registration Statement for the Acquiring Fund

7.	Include disclosure in the Acquiring Fund’s registration statement informing shareholders that, if the Reorganizations are approved and completed, the Acquiring Fund will change its name and investment strategies to those of the Equity Fund, and provide information regarding the Equity Fund’s investment strategies.

The Registrant filed a supplement to the summary prospectuses, prospectuses and statement of additional information for the Acquired Funds and the Acquiring Fund on March 9, 2016 notifying shareholders that the Registrant’s Board had approved the Reorganizations and that, if the Reorganizations were approved and completed, the Acquiring Fund would change its name to the Equity Fund and certain investment strategies of the Acquiring Fund would be modified, including that the Acquiring Fund would adopt a policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. The Registrant has included in the Acquiring Fund’s annual update to its registration statement filed on April 29, 2016 more detailed disclosure regarding the proposed changes to the Acquiring Fund’s investment strategies after the Reorganizations.

*    *    *    *    *    *

If you have any additional questions or require further information, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	J. Luther King, Jr.
Jacob D. Smith

Attachment